UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 4, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG and UBS AG, News release, 4 March 2025

4 March 2025
Ad hoc announcement pursuant to article 53 of the SIX Exchange Regulation Listing Rules
News release
Renata Jungo Brüngger and Lila Tretikov to be nominated to the Board of
Directors at the forthcoming Annual General Meeting
●
Renata Jungo Brüngger and Lila Tretikov

to be nominated for election to the
Board of Directors of UBS Group AG and UBS AG
●
Claudia Böckstiegel and Nathalie Rachou will not stand for re-election after four, respectively five years of Board membership
Zurich/Basel,

4 March 2025 – UBS Group AG announces the nominations

of Renata Jungo Brüngger (born
1961) and Lila Tretikov (born 1978) for election to the Board of Directors at the Annual General Meeting

on
10 April 2025.
Renata Jungo Brüngger is a highly respected professional

with extensive experience in legal affairs,
governance, and sustainability. Since 2016, she has been serving as a member of the Board of Management
of Mercedes-Benz Group AG, overseeing the areas of Integrity, Governance, and Sustainability and being responsible for the legal, compliance, and corporate

audit functions. In this role, she is appointed until
December 2025. Ms. Jungo Brüngger is

also a member of the supervisory boards of Munich

Re and Daimler
Truck Holding AG. After completing a law degree at the University of Fribourg, gaining admission to the bar,
and later earning an LL.M. in international

commercial law, she has built a career spanning 30 years, during which she has held a variety of senior legal and general

counsel positions.
Lila Tretikov is a well-known expert in artificial intelligence (AI) and technology-driven business transformation. Currently, she leads AI strategy at New Enterprise Associates, a Silicon Valley-based venture capital firm. Most recently, she served as Deputy Chief Technology Officer at Microsoft, where she led substantial transformation initiatives, and

Senior Vice President at Engie, CEO & Vice

Chair of Terrawatt at
Engie. Ms. Tretikov is a distinguished software engineer and programmer, as well as an alumna of the
University of California, Berkeley.
Colm Kelleher, Chairman of the Board of Directors, said: “I am delighted to announce the nominations of
Renata Jungo Brüngger and Lila Tretikov. Renata's impressive background, including her General Counsel positions in leading global firms, coupled with

her extensive knowledge of topics

such as governance and
sustainability, equips her perfectly to assist us in shaping our strategic direction and driving ongoing success.
Lila’s expertise and vision across digital topics, including

AI and cybersecurity, are invaluable assets for UBS.
With her appointment, we will

significantly improve the technology competence

on our Board of Directors.”
At the Annual General Meeting, Claudia Böckstiegel

and Nathalie Rachou will not stand for re-election.
Claudia Böckstiegel, who has been a Board member since

2021 and served on the Corporate Culture and
Responsibility Committee, has decided to focus

on her executive role at Roche. Nathalie Rachou, who has
been a Board member since 2020 and served on the

Risk Committee, the Governance and

Nominating
Committee, and the Audit Committee, is stepping

down for personal reasons. The Chairman of

the Board of
Directors as well as the Board extend their gratitude to

Claudia Böckstiegel and Nathalie Rachou for their
dedicated service and significant contributions

over the last years.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG and UBS AG, News release, 4 March 2025

UBS Group AG and UBS AG
Investor contact
Switzerland:

+41-44-234 41 00
Media contact
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
www.ubs.com/media

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration

Number

333-283672),

and

on

Form

S-8

(Registration

Numbers

333-200634;

333-200635;

333-
200641; 333-200665;

333-215254; 333-215255;

333-228653; 333-230312;

333-249143 and

333-272975), and

into
each

prospectus

outstanding

under

any

of

the

foregoing

registration

statements,

(2)

any

outstanding

offering
circular or

similar document

issued or

authorized by

UBS AG

that incorporates

by reference

any Forms

6-K of
UBS AG that

are incorporated into

its registration

statements filed with

the SEC,

and (3)

the base

prospectus of
Corporate Asset

Backed Corporation

(“CABCO”) dated

June

23,

2004 (Registration

Number 333-111572),

the
Form

8-K

of

CABCO

filed

and

dated

June

23,

2004

(SEC

File

Number

001-13444),

and

the

Prospectus
Supplements relating to the

CABCO Series 2004-101 Trust

dated May 10, 2004

and May 17,

2004 (Registration
Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused
this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG

By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Copetti-Campi_________
Name:

Ella Copetti-Campi
Title:

Executive Director

UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Copetti-Campi________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

March 4, 2025